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WASHINGTON, D.C.

September 16, 2003

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

STMicroelectronics N.V.
Current Report on Form 6-K (Commission File No. 1-13546)

Ladies and Gentlemen:

On behalf of STMicroelectronics N.V., please find enclosed a copy of a Report on Form 6-K dated September 16, 2003, submitted electronically through EDGAR, under the Securities Exchange Act of 1934, as amended.

If the Staff wishes to discuss this matter at any time, please telephone (collect) the undersigned in our San Francisco office at (1-415) 616-1100 or Linda Hesse in our Paris office at (011-33-1) 5389-7000.

Very truly yours,

John D. Wilson

cc: New York Stock Exchange
    (Listed Securities Library)
STMicroelectronics N.V.
    Pierre Ollivier
    Mario Arlati
    Lynn Morgen
Morgan Stanley
    Bertrand Valet
Credit Suisse First Boston
    Marc Odendall
Areva Group
    Bertrand Loubert

Credit Agricole Indosuez
    Vincent Couvidoux
Netherlands Management Company
    Hans Meijers
Bank of New York
    Vinu Kurian
Merrill Lynch
    Maurizio Tamagnini
Lehman Brothers
    Stephan Bey
Di Tanno E Associati
    Luciano Acciari

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 16, 2003

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _   No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: Summary information regarding repurchases from January 1, 2003 through September 16, 2003 of the Company's Zero Coupon Senior Convertible Bonds due 2010 (the "2010 Bonds") and the associated charges and expected interest expense savings

STMicroelectronics N.V. provides summary information regarding repurchases of its 2010 Bonds from January 1, 2003 through September 16, 2003 and the associated charges and expected interest expense savings.

	First Quarter 2003	Second Quarter 2003	Third Quarter 2003 (through Sep. 16, 2003)	Total (Year-to-Date 2003)
Aggregate principal amount at maturity of repurchased 2010 Bonds	$428,770,000	$214,000,000	$940,209,000	$1,582,979,000
As a percentage of total amount of 2010 Bonds initially issued	19.98%	9.97%	43.81%	73.77%
Purchase price paid (in millions)...	$328.2	$167.4	$736.9	$1,232.6
Financial Impact (in millions):				
Loss on extinguishment of convertible debt...........................	$(8.4)	$(6.4)	$(21.6)	$(36.3)
Estimated net savings in interest expense from repurchase date to year-end 2003[1]...	$6	$3	$7	$16
Estimated net savings in interest expense in 2004[1]..........	$10	$4	$20	$34

NB: Certain amounts have been rounded.

(1) Based on management's estimate of interest rates.

Based on market conditions, the Company may proceed with further repurchases of its 2010 Bonds in accordance with applicable laws, regulations and stock exchange requirements.

Statements regarding our estimates of charges and additional interest expense are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on management's current expectations, views, beliefs and assumptions as of the date of this report. Such statements are subject to various risks and uncertainties, which may cause actual results and performance of the Company's business to differ materially and adversely from the forward-looking statements. Factors which may cause actual results or performance to differ materially from the expectations of the Company or its management include changes in interest rates and accounting treatment of securities. A more detailed discussion of these factors and the other "Risk Factors", which may from time to time materially and adversely affect the Company, is contained in our Annual Report or Form 20-F of the year ended December 31, 2002, which was filed with the SEC on March 14, 2003 (the "Form 20-F"), which may be updated from time-to-time. The Company's Risk Factors were most recently updated from the Form 20-F in its report on Form 6-K as filed with the SEC on August 1, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: September 16, 2003

By: /s/ PASQUALE PISTORIO

Name: Pasquale Pistorio
Title: Sole member of the Managing Board, President and Chief Executive Officer